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                                                   OMB Number:         3235-0145
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         (AMENDMENT NO.       7      )*
                                        -------------

                         THE CHARLES SCHWAB CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK ($0.01 par value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   808513 10 5
                    -----------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2/92)                    Page 1 of 5

----------------------------                               ---------------------
CUSIP NO.     808513 10 5              13G                 PAGE  2  OF  5  PAGES
        ------------------                                      ---    ---
----------------------------                               ---------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Charles Schwab Profit Sharing and Employee Stock Ownership Plan

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) / /
                                                                   (b) / /

--------------------------------------------------------------------------------
  3   SEC USE ONLY



--------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

       California, USA

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                 5   SOLE VOTING POWER   0

   NUMBER OF
                ----------------------------------------------------------------
     SHARES      6   SHARED VOTING POWER  0

  BENEFICIALLY
                ----------------------------------------------------------------
    OWNED BY     7   SOLE DISPOSITIVE POWER  0

      EACH
                ----------------------------------------------------------------
    REPORTING    8   SHARED DISPOSITIVE POWER  As of December 31, 1996,
                     16,506,267 shares of Common Stock, each of which carries
      PERSON         one vote per share.  Under the terms of the Plan, Plan
                     participants are entitled to direct the disposition of
       WITH          shares allocated to their accounts.  In accordance with
                     the terms of the Plan, the Purchasing Agent directs the
                     disposition of the unallocated shares in the same
                     proportion as the participants' instructions with respect
                     to the allocated shares, subject to the obligation to
                     determine that directing the disposition of the shares in
                     such manner is consistent with the fiduciary
                     responsibilities under ERISA.
--------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       16,506,267

--------------------------------------------------------------------------------
  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       Not applicable

--------------------------------------------------------------------------------
  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       9.4%

--------------------------------------------------------------------------------
  12  TYPE OF REPORTING PERSON*

       EP

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                          ----------------------
                                                           PAGE  3  OF  5  PAGES
                                                                ---    ---
                                                          ----------------------

                                  SCHEDULE 13G


Item 1(a) -    Name of Issuer:  The Charles Schwab Corporation

Item 1(b) -    Address of Issuer's Principal Executive Offices:

               101 Montgomery Street, San Francisco, CA 94104

Item 2(a) -    Name of Person Filing:   Charles Schwab Profit Sharing and
                                        Employee Stock Ownership Plan

Item 2(b) -    Address of Principal Business Office:

               101 Montgomery Street, San Francisco, CA 94014

Item 2(c) -    Citizenship:

               The Trust is organized under the laws of the United States; its offices are located in the State of California

Item 2(d) -    Title of Class of Securities:

               The Charles Schwab Corporation Common Stock

Item 2(e) -    CUSIP Number:  808513 10 5

Item 3    -    If this statement is filed pursuant to Rules 13d-1(b), of
               13d-2(b), check whether the person filing is a:

               (f)  x    Employee Benefit Plan, Pension Fund which is subject to
                         the provisions of the Employee Retirement Income
                         Security Act of 1974

Item 4    -    Ownership:

               (a) Amount of Beneficially Owned: As of December 31, 1995, 16,506,267 shares of the Common Stock, which carries one vote per share

               (b)  Percent of Class:  9.4% (Rounded to nearest tenth)

               (c)  Number of shares as to which such person has:

                    (i)   Sole Power to Vote or to Direct the Vote:  0

                                                          ----------------------
                                                           PAGE  4  OF  5  PAGES
                                                                ---    ---
                                                          ----------------------


                    (ii)  Shared Voting Power:  0

                    (iii) Sole Power to Dispose or to Direct the Disposition of:
                          0

                    (iv) As of December 31, 1996, 16,506,267 shares of Common Stock, each of which carries one vote per share.
                          Under the terms of the Plan, Plan participants are entitled to direct the disposition of shares allocated to their accounts. In accordance with the terms of the Plan, the Purchasing Agent directs the disposition of the unallocated shares in the same proportion as the participants' instructions with respect to the allocated shares, subject to the obligation to determine that directing the disposition of the shares in such manner is consistent with the fiduciary responsibilities under ERISA.

Item 5    -    Ownership of Five Percent or Less of a Class:  Not Applicable

Item 6    -    Ownership of More than Five Percent on Behalf of Another Person:
               Not Applicable

Item 7    -    Identification and Classification of the Subsidiary Which
               Acquired the Security Being Reported on By the Parent Holding
               Company:  Not Applicable

Item 8    -    Identification and Classification of Members of the Group:  Not
               Applicable

Item 9    -    Notice of Dissolution of Group:  Not Applicable

Item 10   -    Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                                          ----------------------
                                                           PAGE  5  OF  5  PAGES
                                                                ---    ---
                                                          ----------------------

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The filing of this statement shall not be construed as an admission that such person named in Item 2(a) is, for the purposes of Section 13(d), or 13(g) of the Securities Exchange Act or any other section of such Act, the beneficial owner of any securities covered by the statement.


                          Charles Schwab Profit Sharing
                        and Employee Stock Ownership Plan

  2-6-97                                          /s/ Luis E. Valencia
----------------------                            ------------------------------
Date                                              Luis E. Valencia, Chairman
                                                  Administrative Committee

  2-11-97                                         /s/ Evelyn S. Dilsaver
--------------------                              ------------------------------
Date                                              Evelyn S. Dilsaver
                                                  Administrative Committee

  2-11-97                                         /s/ Wayne W. Fieldsa
--------------------                              ------------------------------
Date                                              Wayne W. Fieldsa
                                                  Administrative Committee

  2-5-97                                          /s/ Thomas N. Lawrie
--------------------                              ------------------------------
Date                                              Thomas N. Lawrie,
                                                  Administrative Committee

  2-7-97                                          /s/ Susanne D. Lyons
--------------------                              ------------------------------
Date                                              Susanne D. Lyons,
                                                  Administrative Committee

  2-6-97                                          /s/ Thomas W. Matchett, Jr.
--------------------                              ------------------------------
Date                                              Thomas W. Matchett, Jr.,
                                                  Administrative Committee